## FORM C

UNDER THE SECURITIES ACT OF 1933

- [X] Form C: Offering Statement
- [ ] Form C-U: Progress Update
- [ ] Form C/A: Amendment to Offering Statement
  - [ ] Check box if Amendment is material and investors must reconfirm within five business days.
- [ ] Form C-AR: Annual Report
- [ ] Form C-AR/A: Amendment to Annual Report
- [ ] Form C-TR: Termination of Reporting

**Name of Issuer:**

ProVEDA CORPORATION

**Legal Status of Issuer:**

**Form:**

Corporation

**Jurisdiction of Incorporation/Organization:**

Delaware

**Date of Organization:**

May 15, 2020

**Physical Address of Issuer:**

495 GRAND BLVD, SUITE 206, MIRAMAR

BEACH, FL 32550

**Website of Issuer:**

www.ProVEDA.com

**Is there a co-issuer?** [ ] Yes [X] No

**Name of intermediary through which the offering will be conducted:**

MUNDIAL FINANCIAL GROUP, LLC

**CIK number of intermediary:**

0001455325

**SEC file number of intermediary:**

8-68154

**CRD number, if applicable, of intermediary:**

149531

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

At the conclusion of the offering, the Issuer shall pay a fee of four percent (4%) cash of the funds raised in the offering for investors introduced by Issuer, and eight percent (8%) cash of the funds raised in the offering for investors introduced by the intermediary.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

Mundial will take a one percent (1%) fee of the funds raised in equity.

**Type of Security Offered:**

Non-Voting Common Stock

**Target number of securities to be offered:**

5,882 shares of Non-Voting Common Stock

**Price (or method for determining price):**

$1.70 per Share

**Target offering amount:**

$9,999.40

**Minimum Investment Amount:**

$249.90

**Oversubscriptions accepted:** ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

**Maximum offering amount (if different from target offering amount):**

$1,199,999.40

**Maximum number of securities to be offered:**

705,882

**Deadline to reach the target offering amount:**

09/30/2024

**Disbursement from Escrow After Reaching the Target Offering Amount:** The first disbursement will take place after 21 days. Disbursements will occur monthly thereafter.

NOTE: If the sum of the investment commitments does not equal or exceed $9,999.40 at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

**Re-Confirmation of Subscription Process:**

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

**Current number of employees: 0**

| | Most recent fiscal year-end (2023) | Prior fiscal year-end (2022) |
|---|---|---|
| Total Assets | $ 1,542,961 | $ 1,943,888 |
| Cash & Cash Equivalents | $ 23,526 | $ 203,370 |
| Accounts Receivable | $ 0 | $ 0 |
| Short-term Debt | $ 2,048,374 | $ 1,968,360 |
| Long-term Debt | $ 1,077,000 | $ 1,077,000 |
| Revenues/Sales | $ 52,527 | $ 13,455 |
| Cost of Goods Sold | $ 91,257 | $ 49,128 |
| Taxes Paid | $ 2,200 | $ 2,767 |
| Net Income | $ (1,106,941) | $ (3,889,988) |

**The jurisdictions in which the issuer intends to offer the securities:**

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.). the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ProVEDA CORPORATION

By



Scott Grizzle

Co-CEO


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.). this Form Chas been signed by the following persons in the capacities and on the dates indicated.



Scott Grizzle

6-24-24

(Date)